

January 5, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Global X Funds, under the Exchange Act of 1934:

- Global X Zero Coupon Bond 2030 ETF
- Global X Zero Coupon Bond 2031 ETF
- Global X Zero Coupon Bond 2032 ETF
- Global X Zero Coupon Bond 2033 ETF
- Global X Zero Coupon Bond 2034 ETF
- Global X Zero Coupon Bond 2035 ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com